UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
(X) Form 4 Transactions Reported
1. Name and Address of Reporting Person
       EVANS, MAX T.
       877 NORTH 8TH WEST
       RIVERTON, WY  82501
   USA
2. Issuer Name and Ticker or Trading Symbol
       U.S. ENERGY CORP.
       USEG
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
        MAY 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
       SECRETARY
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
    $.01 PAR VALUE COMMON STO|N/A   |    |NONE              |   |N/A        |53,255             |D (a) |                           |
CK                           |      |    |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON STO|05/28/|A   |12,000            |A  |NIL        |42,286             |D (b) |                           |
CK                           |99    |    |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON STO|05/28/|A   |2,150             |A  |NIL        |2,150              |I (c) |ESOP Benef.                |
CK                           |99    |    |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON STO|05/28/|A   |894               |A  |NIL        |7,238              |I (d) |Son's ESOP                 |
CK                           |99    |    |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON STO|N/A   |    |NONE              |   |N/A        |155,811            |I (e) |ESOP Trustee               |
CK                           |      |    |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON STO|N/A   |    |NONE              |   |N/A        |125,556            |I (f) |By Plateau                 |
CK                           |      |    |                  |   |           |                   |      |                           |
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                             |N/A   |    |NONE              |   |N/A        |512,359            |I (g) |By Crested                 |
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___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Option (Right to B|$2.90/sh|N/A  |    |           |   |04/15|04/14|Common Stock|57,200 |N/A    |57,200      |D  |            |
uy)                     |        |     |    |           |   |/92  |/02  |            |       |       |            |   |            |
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Stock Option (Right to B|$2.875/s|N/A  |    |           |   |12/04|09/25|Common Stock|34,782 |N/A    |34,782      |D  |            |
uy)                     |h       |     |    |           |   |/98  |/08  |            |       |       |            |   |            |
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Stock Option (Right to B|$2.00/sh|N/A  |    |           |   |12/04|09/25|Common Stock|15,218 |N/A    |15,218      |D  |            |
uy)                     |        |     |    |           |   |/98  |/08  |            |       |       |            |   |            |
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Stock Option (Right to B|$2.00/sh|05/28|D   |15,218     |D  |12/04|09/25|Common Stock|15,218 |N/A    |-0-         |D  |            |
uy) (h)                 |        |/99  |    |           |   |/98  |/08  |            |       |       |            |   |            |
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Stock Option (Right to B|$2.875/s|05/28|A   |15,218     |A  |12/04|09/25|Common Stock|15,218 |N/A    |15,218      |D  |            |
uy) (h)                 |h       |/99  |    |           |   |/98  |/08  |            |       |       |            |   |            |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(a) Consists of 3,821 shares held directly by the Reporting Person, 36,389 shares held by the Reporting Person in joint tenancy with his wife, 13,045 shares held in an Individual Retirement Account for the benefit of the
Reporting Person.
(b) Consists of 15,750 shares and 26,536 shares subject to forfeiture by the Reporting Person. The 15,750 shares, issued under the USEG Restricted Stock Bonus Plan are deemed "earned out" by the Reporting Person: (i)
if he is continuously employed by USEG until he retires; (ii) if he becomes totally disabled; (iii) upon his death, or
(iv) if the shares are claimed within three years following the occurrence of
(i), (ii) or (iii).  The 26,536 shares,
issued under the 1996 Stock Award Program, vest at the rate of 20% each year over a five year period and are subject to the forfeiture conditions noted previously. The treasurer of USEG holds the shares in trust for the benefit of the Reporting Person, while the non-employee directors of USEG exercise shared voting and dispositive rights over all 42,286 shares. The shares do not come under the control of the Reporting Person until termination of employment. The total number of shares is presently reported; distributions to the Reporting Person will not be reported separately. The acquisitions of the shares by the Reporting Person from both the Bonus Plan and the
Award Plan are exempt under Rule
16b-3.
(c) Consists of shares held in the USEG Employee Stock Ownership Plan (the "ESOP") in an account established for the benefit of the Reporting Person. The Reporting Person is over age 70 1/2 and therefore the shares will be immediately distributed to him (ie. his IRA); distribution to the Reporting Person will not be separately reported.
(d) Consists of shares held in the ESOP in an account established for the benefit of a member of the Reporting
Person's "immediate family," as that term is defined in Rule 16a-1(e), in accordance with Rule 16a-8(b)(2).
(e) Consists of shares held in the ESOP which are not allocated to accounts established for the benefit of specific plan participants. The Reporting Person, as an ESOP Trustee, exercises the voting powers with respect to such unallocated
shares.
(f) Consists of shares held by Plateau Resources Limited, a wholly-owned subsidiary of USEG. The Reporting
Person is an officer of both USEG and Plateau and a director of Plateau. The Reporting Person is not a controlling shareholder of Plateau, and therefore the Reporting Person does not have a pecuniary interest in the USEG shares held by Plateau, under Rule
16a-1(a)(2)(iii).
(g) Consists of shares held by Crested Corp., a majority-owned subsidiary of USEG. The Reporting Person is an officer of both USEG and Crested and a director of Crested. The Reporting Person is not a controlling shareholder of Crested and therefore the Reporting Person does not have a pecuniary interest in the USEG shares held by Crested under Rule
16a-1(a)(2)(iii).
(h) The reported transaction involves the repricing of an existing option originally granted on 12/4/98 and is exempt under Rule
16b-3.
Note:    Pursuant to SEC Rule 16a-1(a)(2), information on Plateau and Crested is not required, however, Registrant
has
undertaken
            comprehensive disclosure and reports shares held by Plateau and Crested as indirectly owned by the
Reporting
Person.
            The Reporting Person disclaims beneficial and pecuniary interest in the shares reported under footnotes d,
e, f and
g.
SIGNATURE OF REPORTING PERSON
   /s/    MAX T. EVANS
DATE
   August 18, 1999